

July 5, 2024

Jason Kelly
Chief Executive Officer
Ginkgo Bioworks Holdings, Inc.
27 Drydock Avenue
8th Floor
Boston, MA 02210

> **Re: Ginkgo Bioworks Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 3, 2024**
> **File No. 001-40097**

Dear Jason Kelly:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marko Zatylny